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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-9

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(D)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           MORTON INTERNATIONAL, INC.
                            (Name of Subject Company)


                           MORTON INTERNATIONAL, INC.
                        (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                (AND ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                    619335102
                      (Cusip Number of Class of Securities)

                              Raymond P. Buschmann
                        Vice President for Legal Affairs,
                          General Counsel and Secretary
                           Morton International, Inc.
                            100 North Riverside Plaza
                          Chicago, Illinois 60606-1596
                                 (312) 807-2000
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications
                    On Behalf of the Person Filing Statement)

                                 WITH COPIES TO:

                                Eric S. Robinson
                               Andrew J. Nussbaum
                         Wachtell, Lipton, Rosen & Katz
                               51 West 52nd Street
                            New York, New York 10019
                                 (212) 403-1000

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

         This Statement amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Morton International, Inc., an Indiana corporation (the "Company"), filed with the Securities and Exchange Commission on February 5, 1999, as amended (the "Schedule 14D-9"), with respect to the tender offer made by Morton Acquisition Corp. ("Purchaser"), an Indiana corporation and a wholly-owned subsidiary of Rohm and Haas Company, a Delaware corporation ("Rohm and Haas"), to purchase up to 80,916,766 shares (representing 67% of the issued and outstanding shares as of January 29, 1999) of Common Stock, par value $1.00 per share, of the Company (the "Shares") and the associated preferred share purchase rights issued pursuant to the Rights Agreement, dated as of April 24, 1997, between the Company and First Chicago Trust Company of New York, as Rights Agent, as amended by Amendment No. 1, dated as of January 31, 1999, at a purchase price of $37.125 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 5, 1999, of Purchaser and Rohm and Haas and in the related Letter of Transmittal.



ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

         Item 9 of the Schedule 14D-9 is hereby amended by adding thereto the following:

     EXHIBIT
      NUMBER                                 DESCRIPTION
======================  ========================================================

        10 Notice to Certain Participants in the the Morton International, Inc. Employee Savings and Investment Plan, the Morton International, Inc. Retirement Savings Plan and the Morton International, Inc. Bargaining Unit Employee Savings and Investment Plan, dated
                        February 10, 1999, from The Northern Trust Company, Trustee.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                     MORTON INTERNATIONAL, INC.



                                     By: /s/ William E. Johnston
                                        Name: William E. Johnston
                                        Title: President and Chief Operating
                                               Officer


Dated: February 10, 1999

                                  EXHIBIT INDEX



       EXHIBIT
       NUMBER                               DESCRIPTION
=====================   ========================================================

          10 Notice to Certain Participants in the the Morton International, Inc. Employee Savings and Investment Plan, the Morton International, Inc. Retirement Savings Plan and the Morton International, Inc. Bargaining Unit Employee Savings and Investment Plan, dated
                        February 10, 1999, from The Northern Trust Company, Trustee.